UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for June 6, 2016

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.


Enclosures: Preliminary findings of the Lake Charles Chemicals Project review


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896    US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")

Preliminary findings of the Lake Charles Chemicals Project review

In March 2016, Sasol announced that it would be undertaking a detailed review of the Lake Charles Chemicals Project (LCCP), after deciding to pace the execution of the project to support the Company's low oil price Response Plan. At that time, there were early indications that the overall end-of-job cost was under pressure, and since the project engineering was at an advanced stage, sufficient information was available to proceed with a detailed project review.

The LCCP consists of a world-scale 1,5 million ton per year ethane cracker, and six downstream chemical projects - two large polymers plants (low-density and linear low-density polyethylene) and an ethylene oxide/ethylene glycol plant, which together will consume around two thirds of the ethylene produced by the cracker; and three smaller, higher-value derivative plants, which will produce speciality alcohols, ethoxylates and other products. The project is under construction near Lake Charles, Louisiana in the USA, adjacent to Sasol's current chemical operations.

A preliminary finding from the ongoing detailed LCCP review is that the expected total capital expenditure for the project could increase up to US$11 billion, including site infrastructure and utility improvements. This estimate includes a sufficient contingency to effectively manage the project to beneficial operation. While the detailed review is still in progress, current indications are that the estimated capital expenditure increase is mostly due to construction delays caused by higher-than-expected rainfall, higher labour costs, certain of the lump-sum bid contract prices being higher than originally estimated, as well as quantities of bulk materials being in excess of those included in the original estimate.

In addition, the slower rate of capital spend until June 2018, due to Sasol's low oil price Response Plan, has resulted in an extended project schedule and contributed to further project cost increases, which have been partially offset by productivity benefits due to improved phasing of engineering and construction activities. As of 30 April 2016, the capital expenditure to date on LCCP is US$4,5 billion, and the overall project completion has progressed beyond 40%.


It is, however, important to emphasise that no material or unexpected scope changes to the project have taken place. Overall construction on the project continues on all fronts, with most engineering activities nearing completion and procurement well advanced.

As the review progresses and additional information becomes available, management is setting firm targets and objectives for the project team in order to minimise the capital expenditure and optimise the overall project schedule. It is, however, expected that the ethane cracker will achieve beneficial operation in the second half of calendar year 2018, which will enable around 80% of the total output from LCCP to reach beneficial operation later in 2018 and early 2019. The remaining volumes from the other derivative units will reach beneficial operation by the second half of 2019.

The expected returns for the project have reduced due to changes in long-term price assumptions and the higher capital estimates, and are now expected to be around Sasol's weighted average cost of capital, compared to returns approximating hurdle rate at the time of Final Investment Decision in October 2014. The increase in the estimated LCCP capital cost and extended schedule will reduce the expected project returns by approximately the same amount as the Company's lower long-term price assumptions.

Although the capital expenditure for LCCP is expected to increase, Sasol does not expect this to result in the Company exceeding its self-imposed gearing targets. The Company is continuing with its previously announced low oil price Response Plan, and will manage its balance sheet to incorporate the current estimated capital expenditure. The funding strategy has not changed as a result of the higher capital expenditure estimates. The project will continue to be funded from existing facilities and ongoing group cash flow.

The detailed LCCP review is expected to be completed during the third quarter of 2016, and further details will be communicated together with Sasol's annual results announcement on 12 September
2016.

Sasol will be hosting a conference call at 14:00 South African time (8:00 Eastern time) on Tuesday, 7 June 2016 to discuss this announcement, which will be webcast via Sasol's website www.sasol.com.

Note: All references to years refer to the calendar year.


6 June 2016

Johannesburg


Sponsor: Deutsche Securities (SA) Proprietary Limited


Disclaimer - Forward-looking statements: Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return, executing our growth projects and cost reductions, including in connection with our Business Performance Enhancement Programme and Response Plan. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour", "target", "forecast" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report on Form 20-F filed on 9 October 2015 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date June 6, 2016			By: 	/s/ V D Kahla
					Name: 	Vuyo Dominic Kahla
					Title: 	Company Secretary